UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

COMMERCEHUB, INC.

(Name of Issuer)

Series A common stock, par value $0.01 per share; and

Series B common stock, par value $0.01 per share

(Title of Class of Securities)

Series A common stock (CHUBA): 20084V108; and

Series B common stock (CHUBB): 20084V207

(CUSIP Number)

John C. Malone

c/o Qurate Retail, Inc. 12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

(1)	Names of Reporting Persons John C. Malone

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization U.S

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power Series A common stock: 0 Series B common stock: 0

	(8)	Shared Voting Power Series A common stock: 0 Series B common stock: 0

	(9)	Sole Dispositive Power Series A common stock: 0 Series B common stock: 0

	(10)	Shared Dispositive Power Series A common stock: 0 Series B common stock: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person Series A common stock: 0 Series B common stock: 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) Series A common stock: 0% Series B common stock: 0%

(14)	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.  1)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

COMMERCEHUB, INC.

This Statement relates to the following series of common stock of CommerceHub, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)           Series A common stock, par value $0.01 per share (“CHUBA”); and

(b)           Series B common stock, par value $0.01 per share (“CHUBB”).  CHUBA and CHUBB are collectively referred to as “Company Common Stock.”

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by John C. Malone (“Mr. Malone” or the “Reporting Person”), on March 21, 2018 (the “Schedule 13D”).  This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.  Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

On May 21, 2018, Great Dane Parent, LLC, a Delaware limited liability company (“Parent”), completed its previously announced acquisition of the Issuer, which was effected by a merger of Great Dane Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), with and into the Issuer, with the Issuer continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the “Merger”).  In accordance with the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”) dated as of March 5, 2018, by and among Parent, Merger Sub and the Issuer, each share of Company Common Stock was converted into the right to receive cash in the amount of $22.75 (the “Merger Consideration”) without interest.

The information set forth in Item 6 of this Amendment is incorporated into this Item 4 by reference.

Item 5.  Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Mr. Malone beneficially owns no shares of Common Stock.

(b)           Not applicable.

(c)           Other than as described in this Amendment, Mr. Malone, the Malone Trust and, to his knowledge, the Other Trusts, have not executed any transactions in respect of the Company Common Stock within the last sixty days.

(d)           Not applicable.

(e)           Mr. Malone, the Malone Trust and, to his knowledge, the Other Trusts, ceased to be the beneficial owner of more than five percent of the Common Stock on May 21, 2018.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On May 21, 2018, Parent completed its previously announced acquisition of the Issuer, which was effected by the Merger.  As a result, all shares of Company Common Stock beneficially owned by the Reporting Person were converted into the right to receive the Merger Consideration subject to the terms and conditions of the Merger Agreement.

Immediately following the special meeting of the Issuer’s stockholders held on May 18, 2018 at which the Issuer’s stockholders approved the adoption of the Merger Agreement, the Voting Agreement, dated as of March 5, 2018, by and among Parent, the Issuer, and the Malone CHUB 2017 Charitable Remainder Unitrust was terminated in accordance with its terms.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2018	John C. Malone

	By:	/s/ John C. Malone